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Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Los Angeles Madrid Milan	Tokyo Washington, D.C.

Re:	Zogenix, Inc.
Registration Statement on Form S-3

Ladies and Gentlemen:

On behalf of Zogenix, Inc. (the “Company”), we transmit for filing with the Securities and Exchange Commission (the “Commission”) the Company’s Registration Statement on Form S-3 (the “Registration Statement”).

In connection with the Registration Statement, the Company has paid by wire transfer to the Commission a filing fee in the amount of $10,230.

If you have any questions regarding this filing, please contact the undersigned at (858) 523-5400.

Very truly yours,

By:	/s/ Cheston J. Larson
Name:	Cheston J. Larson, Esq.

cc:	Matthew T. Bush, Esq.
cc:	Michelle M. Khoury, Esq.